Filed by Koninklijke Ahold N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group

Commission File No.: 333-13302

Date: August 20, 2015

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EDITED TRANSCRIPT
AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
EVENT DATE/TIME: AUGUST 20, 2015 / 8:00AM GMT
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
CORPORATE PARTICIPANTS
Henk Jan ten Brinke Koninklijke Ahold NV - VP, IR
Dick Boer Koninklijke Ahold NV - President & CEO
Jeff Carr Koninklijke Ahold NV - CFO & EVP
CONFERENCE CALL PARTICIPANTS
Patrick Roquas Rabobank - Analyst
Sreedhar Mahamkali Macquarie Research - Analyst
John Kershaw Exane BNP Paribas - Analyst
Fabienne Caron Kepler Cheuvreux - Analyst
James Grzinic Jefferies & Co. - Analyst
Francois Halconruy Morgan Stanley - Analyst
Andrew Gwynn UBS - Analyst
Gerard Rijk SNS Securities - Analyst
Richard Clarke Sanford C. Bernstein & Co., LLC. - Analyst
Rob Joyce Goldman Sachs - Analyst
PRESENTATION
Operator
The conference is now being recorded. Ladies and gentlemen, good morning and welcome to the Ahold analysts meeting and conference call on the second quarter and half year 2015 results. Please note that this call is being webcast and recorded.
In today’s meeting and conference call, statements may be made that do not refer to historical facts but to expectations based on management’s current views and assumptions. Such statements may involve known and unknown risks and uncertainties that could cause actual results, performance or even events to differ materially from those included in the statements.
Such risks and uncertainties are discussed in Ahold’s interim report second quarter and half year 2015 and also on Ahold’s public filings and other disclosures. Ahold’s disclosures are available on Ahold.com. The introduction will be followed by a Q&A session. Any views expressed by those asking questions are not necessarily the views of Ahold.
(Conference Instructions).
At this time I would like to hand the call over to Henk Jan ten Brinke, Vice President Investor Relations. Please go ahead, sir.
Henk Jan ten Brinke - Koninklijke Ahold NV - VP, IR
Thank you, operator. Ladies and gentlemen, good morning and welcome to our second quarter analysts’ conference call. I am here with Dick Boer, our CEO, and Jeff Carr, our CFO; and after a short presentation that is available at ahold.com, we will have a Q&A session. So with that, over to you, Dick, please.
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Dick Boer - Koninklijke Ahold NV - President & CEO
Thank you, Henk Jan, and, ladies and gentlemen, welcome for joining our second quarter conference call. Let me start by giving you the highlights of the quarter.
We had a strong quarter and are pleased to report a sales number of EUR8.7 billion, which is 3.1% at constant exchange rates. And adjusting for the lower gas sales even better: growing at 4.8% versus quarter 2 2014.
After the previous quarter where the margin was impacted by a few one-offs, we are this quarter reporting a strong underlying margin of 3.8%. Free cash flow also remains strong at EUR367 million and Jeff will give a bit more detail on that later.
We are particularly pleased with the sales performance in the Netherlands, with a strong performance at Albert Heijn driving transactions and volumes. I will tell you more about that later in the presentation.
In the United States, we continue to work on improving our customer proposition to improve quality and value, which we largely fund by our simplistic cost savings. In an ongoing tough competitive environment, we gained volume market share for the fourth consecutive quarter.
Our online business reported 22.8% net consumer sales growth at constant exchange rates, which includes plaza sales at bol.com. Our ongoing investments make us confident that we are on track to meet our EUR2.5 billion net consumer sales target by 2017.
And last but not least, we announced on June 24 our intention to merge with Delhaize. We are very excited about combining our two highly complementary businesses, providing value to all stakeholders. And I’ll now hand over to Jeff, who will take you through our second quarter numbers in greater detail.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Thank you, Dick, and good morning, ladies and gentlemen. As Dick mentioned, net sales in the first quarter were EUR8.7 billion, up 3.1% at constant exchange rates. And when taking into the account the stronger dollar and the currency effects, sales at actual rates were up 17.1%.
We continue to see low gas prices in the US, so excluding gas, grocery sales were actually at 4.8% and this reflects a good overall performance across all of our businesses, albeit helped in the second quarter by the effect of the timing of Easter, which, if you recall, had a negative impact in the first quarter.
Underlying operating profit of EUR331 million in the quarter was up just under 2% at constant exchange rates compared to last year. Our underlying operating margin was 3.8% in the quarter; that’s 10 basis points lower than last year, but up 30 basis points when compared to the first quarter which, if you recall, included some specific one-off items which impacted the margin in Q1.
Operating income in the period was EUR301 million, which is EUR41 million higher than last year. And operating income for this quarter included the restructuring charge of EUR18 million related to an early retirement incentive program at Giant-Landover for store associates. Additionally, it includes EUR11 million of costs related to the announced merger.
Net income was EUR195 million, which is EUR48 million higher than last year. This reflects the higher operating income I mentioned, but also in the same period last year we included some additional charges related to the Waterbury litigation.
Now moving on, let me briefly talk about the performance by segment starting in the United States. In the US we continue to invest in our initiatives to improve our customer offering and this resulted in a sales growth, excluding gas, of 2.1% at constant exchange rates, and identical sales growth of 1.8%, again helped by the timing effect of Easter.
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
As I’ve already mentioned, the total sales number is affected by lower gas prices and that resulted in the total decrease of 0.3% -- a small decrease of 0.3% compared to last year.
At Peapod, we saw some improvement in our sales growth with sales increasing to just under 10% compared to mid-single-digit growth numbers in the first quarter. As I previously stated, we believe revenues at Peapod will continue to improve through the rest of the summer and into the fall, as we see extra capacity coming online at our New Jersey facility.
In the US, the underlying operating margin increased by 20 basis points to 3.9%, resulting from continued strong cost control and the benefits from our ongoing Simplicity program.
Now while the lower gas sales had a slightly positive impact on margin, this was also offset by lower reimbursement rates related to our pharmacy business.
So moving on to the Netherlands, we had a very strong sales period. Total sales grew by 6.8% and identical sales were up 3.4%. Albert Heijn performed very well again this quarter, with strong commercial programs and improvements to the assortment, which Dick will cover a little bit later. At Albert Heijn, market share was positive compared to last year and volumes grew due to increased transactions and higher basket sizes.
Additionally, our growth initiatives continue to perform well. For example, our ecommerce businesses in the Netherlands, bol.com and ah.nl grew by over 30% in net consumer sales in this quarter; and our Belgium business continues to perform well as we add new stores.
Including bol.com, the margin of the Netherlands was 4.5% and this is 50 basis points lower than last year. This is in line with our expectation and reflects the additional investments in online and the increased pension costs as a result of low interest rates. And if you recall, we gave specific guidance on this in February and this remains unchanged. Excluding bol, the margin in the Netherlands was 5%, which is in line with last year after adjusting for the pension effect.
Sales in the Czech Republic grew by 30.2% at constant exchange rates, driven by the acquisition of the 49 SPAR stores, obviously, in August of last year.
Identical sales were strong in the quarter, up 2.1%. However, please note as of next quarter, the identical sales numbers in the Czech Republic will include -- will be impacted by an inclusion of the SPAR stores.
The underlying operating margin for Czech was down 100 basis points to 1%, but this did include some non-recurring costs of around EUR2 million relating to the acquisition.
Now we continue to deliver a strong free cash flow in the quarter, EUR367 million. This is EUR297 million higher than last year. The growth in free cash flow was partly due to the timing effect of Easter, which had a positive impact on working capital.
Additionally, last year, we had some specific one-off tax charges and consequently, our tax costs this quarter are lower than last year.
For the first half of the year, our cash flow was EUR553 million, EUR181 million higher than last year. However, we do anticipate higher capital expenditures and higher cash tax costs in the second half of the year and, therefore, for the full year, we expect our free cash flow to be broadly in line with last year based on current exchange rates.
So thank you and now I’ll hand back to Dick.
Dick Boer - Koninklijke Ahold NV- President & CEO
Yes, thank you very much, Jeff, and let me take you through the business highlights. As you can see on our presentation, we’d like to go through a couple of our markets and highlight some of the things we mentioned already on the slides, so we’ll be brief on it.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
But first of all, on the US side, let’s start with the United States; we came to an agreement with A&P to acquire 25 supermarkets in the New York Metro market. This is a conditional agreement which is subject to court approval.
As you probably know, we are currently number two in the New York Metro market and see this as an excellent opportunity to strengthen our position there. On the slide, you can see the main elements of the transaction that is likely to close in the last quarter of this year.
As also mentioned in my introduction, we continue to work on improving our customer proposition in our four divisions. Wave one, and you can read about it on this slide also, is completed. Wave two, introducing Super KVIs in each store is on track and will be completed next year.
We have remodeled another 92 stores with a complete new produce department, offering a much more attractive layout, signage, more choice, bringing the total now on 167 stores.
And it’s not only the choice and the signage, but also the customer engagement by our employees has been made a big step forward in this produce department by training and education. The program is on track and will also be completed next year. Our growth in volume market shares proved that our customers reward us for offering better quality and value to them.
Now let me talk also about the very interesting example of a change in best practices within our Group. The version of Albert Heijn’s Allerhande, which is the largest and most well-read consumer magazine in the Netherlands, free for our customers, with recipes and other food-related topics, has this quarter been introduced to our US banners, both in print and online, so immediately also on a digital platform under the names of Savory.
It will help customers to make healthy choices into their diets and aspire them to cook fresh, healthy and delicious meals; a great success of really the combining efforts we have on the globe of our consumer insight and consumer proposition and to share that knowledge between the two companies through two sides of the ocean and, in this case, between Ahold USA and Albert Heijn.
Now let me turn to the Netherlands on the next slide. Also, Albert Heijn had successfully introduced a lot of new innovative products and concepts, especially in fresh. This offers the customers more local, regional products, more appealing packaging, less plastic where possible and additionally, there is a possibility to check the origin of certain food and vegetables by scanning the label on the product. So really steps forwards in engaging our customers again.
Just a few examples of our developments at the Albert Heijn assortment you can see on the slide. We’ve further expanded and improved our already extensive product range of salads and have now grouped them together for the convenience of our customers.
A lot of innovation also in organic and, of course, also, in this case, on ASC-certified, so produced, sustainable products, in this case our aim to make all our own brands more sustainable as we have given to the market until the end of this year. And for instance, salmon is a great example where we also are making the big progress on sustainability. It’s in the interests of customers, healthy and sustainable choices is very important.
Also, the recent announcement around the development of Albert Heijn online and in this case the introduction of the Allerhande meal box. This is a service for our customers where you get all the ingredients and recipes for three meals in one box.
Delivery is included in this fee and what is particularly interesting is that our customers can combine it at the same time as more than 25,000 products from albertheijn.nl delivered to their home or at one of our pick-up points.
This unique concept is immediately available when we start the launch, I think it’s week 35, to 85% of the Dutch households and I’m sure we, but also they, are very excited about it, the customers.
On the next slide I would like to put some highlights on bol.com. Bol had another very successful quarter, growing traffic, number of orders and average order value significantly. And as you can read on the slide here, net consumer sales was up more than 30%, electronics partly, but also relatively new categories. Home improvement and gardening and especially seasonal products now for the summer are very successful, launched by the campaigns we had over the last year, and certainly also attracting the customers to do shopping online during the summer season.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
The number of transactions were up more than 25% and additionally we saw a strong increase in spend per order. Year to date, bol.com has 4 million unique customers, which is 70% higher than last year at the same time. Also Belgium, which even saw an increase of customer sales/consumer sales there of 75%.
As we explained in our online strategy update last year in November, we’ll continue to invest in the business, supporting future growth. We invest in marketing, improving our websites and we keep growing our sales in our new categories and adding plaza partners, expanding bol.com as a leading non-food online retailer in the Benelux.
This quarter also, bol.com started offering same-day delivery. If you order before 11:00 AM you can pick up your order after 5:00 PM at a nearby Albert Heijn store at a modest fee of EUR1.99.
I’d like to go to the next slide. Before I spend a few words on our intended merger with Delhaize, let me share a few highlights on our Czech business.
Our latest store concept for our supermarkets, which we call Favorite, is creating improved sales trends, as you may have seen in the numbers we published today. It is a comprehensive program, empowering associates, delivering better service to our customers and improving the layout of the stores, and we have recently completed the rollout.
Although we saw a smooth transition from the SPAR supermarkets into the Albert brand, we are undertaking targeted store initiatives to continually improve the performance of the larger former SPAR stores. The team over there is working very hard to win back some of the loyal SPAR customers we have lost with the rebranding into Albert.
So, before we open the floor for Q&A, a few words on this exciting topic, as you can see on slide 10. I will not take you through everything that is on the slide but let me just pick up a few elements.
The combination will operate strong local brands with market-leading positions in complementary neighboring geographies. Substantial synergies at a run rate of EUR500 million a year will lead to significant value creation within the business. A strong cash flow generation will allow us to invest in future growth as well as delivering an attractive return to our shareholders.
We believe that we will create a balanced governance structure and that Ahold Delhaize will have a management team focused on delivering those synergies, making this a compelling value proposition for our shareholders. And although I understand that you probably have some questions related to the merger with Delhaize, today I can only say that we are on track and are pleased with the progress we are making.
As previously communicated, we expect to have an AGM in the first half of 2016 and the transaction to be completed mid-2016 and we are looking forward to an exciting future together.
So I would like to leave you with that for today with our presentation and give you the opportunity to start with the Q&A.
QUESTIONS AND ANSWERS
Operator
(Operator Instructions). Patrick Roquas, Rabobank.
Patrick Roquas - Rabobank - Analyst
A couple of questions on Albert Heijn. We saw an acceleration in ID sales growth, partly helped by a positive Easter effect but was there in the quarter a negative effect from, let’s say, when we had the start of the World Cup, which I remember had a positive effect? That’s the first question.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Secondly, you’ve indicated some improvements you made in the assortments and you indicated some commercial promotions. Could you comment on that and have you seen price perception improving in the first half of the year?
And then, finally, I know part of Belgium is included in your ID sales growth. Is there an indication for the rate that you’re growing on an identical rate in Belgium? Thank you.
Dick Boer - Koninklijke Ahold NV - President & CEO
Yes, on the World Cup, look, the World Cup last year was certainly having some impact on the quarter sales of Albert Heijn but very limited, I would say, so not very significant, because there was a lot of campaigning around the World Cup, as we all remember. So I wouldn’t say there’s a huge negative effect or positively then going forward.
On the improvement of assortment and the other questions you raised on price perception, yes, we see some slight improvements on the perception of the proposition of Albert Heijn, as well on price but also in other metrics, so assortment, ranging, health products, quality.
So clearly we’ve seen that the customers acknowledge the improvements we are making in our stores and also the improvements we’re making in the ranges and in the categories.
I think it’s all about focus on much more, let’s say, in our case also the categories around fruit and veg, produce, salads, as I mentioned, but also organic and innovation of new products. So a faster speed of innovation I think in own brands is certainly helpful also to create the engagement of our customers.
And on the Belgian market, the identicals of Belgium, as you maybe recall, last year we had a big step-up in identical sales of the Belgian market. So, we’re countering that; that first half year last year was very successful, so clearly there is not a big difference between identicals, the Netherlands and Belgium, at this moment.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
I think I might just add that on US, specifically on promotions, we did have incremental promotional spend in the first quarter but actually the promotional expenditure at Albert Heijn in the second quarter was more in line with last year. There was nothing specific on the promotional activity.
I think what we’re looking at is more effective promotions, which we’ve been running, and whether that’s the themed promotions or just our specific price targeting but more effective promotions in the second quarter than last year.
Patrick Roquas - Rabobank - Analyst Okay, thanks a lot.
Operator
Sreedhar Mahamkali, Macquarie Research.
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Sreedhar Mahamkali - Macquarie Research -Analyst
Three questions, please. Firstly, if I look at the shape of the P&L, Jeff, perhaps you can help here. You talk about improving profitability or probably stable profitability in this quarter, driven by SG&A savings, but the P&L seems to say the opposite, that is to say higher gross margins were largely offset by higher SG&A. Is this largely an FX issue or is there something else going on? If you could just clarify that, that’ll be very helpful.
Secondly, continuing on the margin, in the US there’s clearly a break in trend of probably six quarters of margin decline now. Is it a case of Simplicity overdelivering this quarter or is there a systematic upgrade to its magnitude, such that we could actually see US margins rising perhaps over the next few quarters?
And finally, staying with the US, I think your competitors seem to be talking about experiencing deflation while you are talking about inflation in your numbers in the quarter. If you could just give us an idea perhaps what might be different, is it the regional mix in your case that’s causing this delta? That’ll be helpful, thank you very much.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Well, I’ll start with the issue - I don’t think we specifically said the P&L benefited from low SG&A, we said from Simplicity improvements, which cut across both SG&A and our cost of goods. But certainly FX and also the gas effect has an impact on gross margin, the lower gas sales. It also has the opposite effect on SG&A costs.
On the bottom line, the Group, the gas effect on margin isn’t significant but it does have an effect on gross margin and it has an offsetting effect, the lower gas sales, and an offsetting effect on SG&A.
You ask about US margin. I don’t particularly think that we’ve been seeing the margins decline. In fact, over the last - since we started the investment program about a year and a half ago, I’d say margins have been pretty consistent, just under 4%.
We’ve had a couple of quarters where it’s been a bit lower but we’ve been guiding the market and I think the consensus out in the market we’ve repeated in our overall outlook that we’re comfortable with. That obviously has an impact on the US, which is a big part of that operating margin. So we’re comfortable with the outlook in the US and I think margins will - we aim to remain stable, in line with the expectation.
And I think on inflation, certainly I can see in our markets, in the Northeast, we’re seeing some food inflation. The average across the market is just under 2%. Our own average inflation was significantly less than that, around just over 1% in the quarter. Again, that’s a number which - both of those numbers fairly consistent with the first quarter. I can’t really comment on what other retailers are seeing in different markets, but that’s certainly where we’re at.
Sreedhar Mahamkali - Macquarie Research - Analyst
Sorry, if I can just quickly come back, in terms of the Simplicity, directionally how should we think about what part of the savings could be sitting in cost of goods versus SG&A? Percent proportionately will help because the first time in a couple of quarters, I’m seeing gross margin going up, so perhaps that explains some of the background.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Yes, we showed, I think, quite a specific chart at the end of - in February with the full-year results. I believe the percentage in margin in basically our direct costs was around 60% of our Simplicity savings, with the remainder obviously being in operating costs. So a significant proportion of it is in improving our promotional effectiveness, and reducing our cost of goods through better design or through better negotiations and such forth.
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Sreedhar Mahamkali - Macquarie Research - Analyst
Okay. The way you see it, the gross margin is largely down to Simplicity, a little bit from gas, and perhaps FX is the third constituent.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP Yes.
Sreedhar Mahamkali - Macquarie Research - Analyst Got it. Thank you.
Operator
John Kershaw, Exane Paribas.
John Kershaw - Exane BNP Paribas - Analyst
Sreedhar has gone; I’ll just quickly follow on, I think. Actually if you strip petrol out, I reckon that your gross margin could be down. Perhaps if you just comment on that, given Sreedhar’s seeing a trend for an increase.
Bigger picture, in terms of the US, the recovery is coming through but it’s fairly glacial in terms of once you strip out the Easter impact. Can you paint what a recovered view might look like in terms of trading momentum in the US and what would be required for you to retain those stable margins?
Then secondly, just helping manage expectations, you will have now in good part lapped the Market Basket strike/closures from last year. Should we be expecting a negative like for like in the third quarter in the US or are there other facts that come through to ensure we remain in positive territory?
Then secondly (sic), just talk to the macro backdrop you’re seeing in the US and the Netherlands. Are we seeing improvement or are consumers still constrained?
Finally, just expand on why you don’t think free cash flow will grow in the year, after a very strong first half. I know you mentioned the higher tax cost but perhaps if you can expand a bit more there.
Dick Boer - Koninklijke Ahold NV - President & CEO
I think Jeff will come back to the gross margin and cash flow development. Your questions were focused, what I understood, on the economic environment in the US and the progress we are making in the US on our programs. I think that was one of the questions you raise. Do I miss something there?
John Kershaw - Exane BNP Paribas - Analyst
The big picture is just what does recovery look like in the US.
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Dick Boer - Koninklijke Ahold NV-President & CEO
Yes. Then the like for like, I think the impact on Market Basket for the third quarter, which of course had an impact last year, and on a positive note to our quarter, on this quarter, I think it was 140 basis points we needed to - which we flagged last year. So you have to take it into account for the quarter expectations of this year for the third quarter.
John Kershaw - Exane BNP Paribas - Analyst
My point there though was you’ve already lapped now, you’ve traded against those comps in the main. So you probably, with more clarity, can say whether - because obviously 140 basis points off an underlying base of 0.5% to 1% ID sales suggests you should have a negative like for like in the third quarter; just trying to help manage expectations, potentially.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Well we’re not giving (multiple speakers). I think we can say 140 basis points was the effect in the third quarter last year, positive. And we’ll see the offset in quarter 3 but we’re not going to give a specific guidance to quarter 3’s like for likes, but you’re right to flag it.
It was a significant event, with most of the stores empty, if not closed. It was a significant Q3 event, which gives us a significant benefit, which we flagged last year and has an offsetting effect this year. So you’re right but I’m not going to give a specific guidance to what we expect in underlying. I think what we said is stripping out those effects we would expect to see the overall trend improving, as our program develops.
Dick Boer - Koninklijke Ahold NV - President & CEO
I think that’s on the fact, on your previous question on the economic environment and the program. I think our program is developing well in the US. Of course, if you look through the numbers, the second quarter, for the fourth quarter in a row, volume share growth in our markets. I think that’s clearly telling us that the program we have installed for the US is supporting market share growth and volume.
We’ve seen it also back in customer reaction, in customer perception. There are, of course, difference in markets so one market is more advanced already on that than the others. Clearly, the program is helping us to drive the customer perception in a good direction.
Again, we are, let’s say, when we look at the program, how it’s rolled out and all the effects we’re seeing, we really believe it’s the right way forward for Ahold. It takes time; we all know that, but clearly a good direction.
On the economic environment in the US, I don’t think that’s (inaudible) in the world. There is of course an advantage of the oil price going down, so in the spending, of course, of customers. We’ll see that clearly during the second half of this year when the energy bills, hopefully, will go down also with the current oil price, that customers at least see some more money into their wallet.
Of course, sentiment is still fragile, I would say, or volatile. It’s still affected by a lot of incidents around the globe. On the other hand, I think if you look at customer sentiment in general, you see some positive outlooks from both sides of the ocean. That’s helping us because we are supermarkets where quality and values go hand in hand.
Clearly, in the Netherlands, second quarter shows that Albert Heijn with more transactions and a little higher value per transaction clearly creates, again, more customer traffic and higher sales. That’s what I would say on the customer sentiment.
I would say customer sentiment is one. But let’s not forget because otherwise it’s just customer sentiment, the activities we are undertaking, all our markets. If you go from Czech to the Netherlands to the US, it’s really our own initiatives which are helping now to drive sales. I think that’s more important.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Just going back to your first and last question, John, yes, if you strip gas out of the P&L, gross margins are slightly down. If you wanted to do that, if you stripped gas out, it is pretty flat to be honest in terms of overall gross margin.
In free cash flow, yes, we’re guiding to the number for the full year, to be slightly - to be in line with last year. And clearly we’re ahead at the half year. But as I mentioned, I expect capital expenditures to increase in the second half. Certainly within our guidings for CapEx, we can cover any CapEx related to the A&P stores, if that is completed, which we expect it to be in the second half. And as I mentioned, the cash tax number in the first half has been particularly low, and that will increase in the second half as well.
John Kershaw - Exane BNP Paribas - Analyst
Just quickly, what CapEx are you guiding to at the moment then?
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
We said around EUR900 million was the full-year CapEx expectations.
John Kershaw - Exane BNP Paribas - Analyst Okay, that’s good. Thank you very much.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
If you look at the number in the first half, it’s less than 50% of that.
John Kershaw - Exane BNP Paribas - Analyst Thanks, guys.
Operator
Fabienne Caron, Kepler.
Fabienne Caron - Kepler Cheuvreux - Analyst
I’ve got two question on the US, please. The first one, if I look at your volume trend in the US, excluding Easter, there was no improvement in Q2, despite the easier base. I’m just wondering to which extent it would have been necessary to reinvest the 20 basis points extra EBIT margin you had to stimulate more volume growth in the US.
The second question would be, could you give us some qualitative comments regarding the performance of the [differentiate] balance sheet.
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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Jeff Carr - Koninklijke Ahold NV- CFO & EVP
I think, Fabienne, if it was so easy to say we’d take 20 basis points off margin, reinvest it and get a bit of extra volume; I think it’s just not that, there’s a lot more moving parts to it. I think the investments they’re making in the US have been significant in terms of the price investments.
That’s been funded by a big Simplicity program, and we’ll continue to drive Simplicity. And we’re seeing it come through. Those investments are coming through in terms of improvements in price perception.
But you’re right. If you look at it just quarter on quarter, for the total US you’re not seeing an overall improvement. We are seeing much better numbers, as we’ve talked about before in Giant Carlisle and New York. But certainly the Landover market remains a challenge, albeit we are seeing good signs and good improvement, it still remains a challenging number in terms of identical sales performance. And obviously Peapod is not where we’d like it to be.
But quarter on quarter, adjusting for Easter, there was no total significant improvement in identical sales. But I think one quarter on one quarter is a fairly short-term view of the world and we have to look at the negative IDs we were having in 2013 and 2014. The overall development is positive, and we remain upbeat, adjusting for the impact of Market Basket for the outlook for the rest of this year.
I think that also covers a little bit I think — you weren’t on very loud, but I think the second part of the question was if there’s any other comments on the relative banner performance.
Fabienne Caron - Kepler Cheuvreux - Analyst Yes.
Dick Boer - Koninklijke Ahold NV - President & CEO
I think you also asked about the volume, but we have to also acknowledge that the market is not growing at all. So there’s no volume growth in the market in the US, in our part of the US. We are in an area in the Northeast where clearly we are, of course, less supported by population growth, much less than the rest of the US, certainly the Southern part.
Clearly the total market isn’t growing at all, so that’s why we are outperforming the market by even the low sales identicals you see today, which is, of course, partly also because we are reducing prices; so shelf prices down, promotion balancing. So at the same time, we’ve created volume market share growth in a market which is not growing. So yes, that’s at least a positive sign, as Jeff was saying.
And on the individual market, I think Jeff alluded already to it, it’s clearly New York and Carlisle driving the growth in the balance. But we’ll see positive signs on the work we do in New England. And we see also clearly in the Landover market, where so much expansion is in, that our plans at least are helping us to defend our position better than before.
Fabienne Caron - Kepler Cheuvreux - Analyst
Okay. Besides the opening that you’ve seen against the Giant-Landover, have you seen some change in pricing activity in some of your markets in Q2?
Dick Boer - Koninklijke Ahold NV - President & CEO
No. And I think what is good is that we have been ahead of all the changes of course in ownership in the Landover market and a competitive owner. But we had two big changes in ownership; Harris Teeter bought by Kroger and of course Cerberus and Safeway. But we have been ahead of our

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
whole repositioning of these events, and I can tell you, if you look at shelf price by shelf price or basket by basket, you’re much cheaper out of Giant stores than our major competitors there.
It’s also, of course, acknowledged by the customers. There’s a lot of competition out of newcomers in: Wal-Mart, Wegmans. But clearly, our positioning is good; I would say much better than two years ago. So I personally believe that things we have done is helping us now also to defend and to be, at the end, also more offensive at the end of the day.
Fabienne Caron - Kepler Cheuvreux - Analyst Okay. Thank you.
Operator
James Grzinic, Jefferies.
James Grzinic - Jefferies & Co. - Analyst
I had a couple of quick ones really. The first one is can you perhaps explain how effective a competitor A&P was through Q2 and now? I presume it looks as if supply has started pulling delivery to the stores very early on before bankruptcy, so I’d be interested to understand how much you benefited of that.
And secondly, can you perhaps clarify why now that you seem to have throttled back a little bit on the promotional reinvestment in Holland, you’re not getting the positive leverage of that great ID into margin. Where is that going to? Where is the positive leverage going into? Is it cost? Are you doing something else on pricing? Thank you.
Dick Boer - Koninklijke Ahold NV- President & CEO
Okay, on the second one, Jeff will take that one. On the A&P side, of course we have been struggling A&P over the last year, so even in a bankruptcy. Also before that it was already clear that the investments that we’re doing on their proposition was very limited. So I wouldn’t say that this has been a dramatic change over the last couple of months versus the whole year.
James Grzinic - Jefferies & Co. - Analyst
But there has been greater support out of that dynamic I would guess. Would that be fair?
Dick Boer - Koninklijke Ahold NV - President & CEO
I would say — I wouldn’t estimate it on a much higher number as before. I think looking at our development over the last two years already, we got the benefits from a weaker competition in the market. And of course, what a final outcome is of the bankruptcy discussion is still unclear, so let’s be also honest. We did a bid on — we put our bid in for the 25 stores. What the outcome finally will be, we’ll have to still see, how many stores will be taken by others. So there’s lots of unclarity still on this deal — on the total situation of A&P [bankruptcy].
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
And just in terms of the margin, we do actually see the Albert Heijn store margin improve in the second quarter as we had a bigger impact of promotional spend in the first quarter. The total NL margin is about the same, but we saw increased investments in bol in the second quarter, so

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
there’s a lot of moving parts. But basically, we do see that benefit coming through Albert Heijn stores in the second quarter albeit to some degree offset by the extra investments in this quarter relative to the first quarter in bol.
James Grzinic - Jefferies & Co. - Analyst
Okay, thank you. I’m just confused because I thought that the underlying Dutch margin was flat ex bol and ex the pension.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP This is last year.
James Grzinic - Jefferies & Co. - Analyst
Yes. All right, okay so your comment was purely sequential rather than year on year. Okay, got it.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Yes, sorry James, you were asking why with less promotional spend this quarter than last quarter we didn’t see a margin improvement in the Netherlands. Well, we did in the stores but it was offset in bol in this quarter versus last quarter.
James Grzinic - Jefferies & Co. - Analyst
Yes, sorry, I meant even the promotional reduction related to Q2 last year I would guess, not only Q1 this year. But okay, thank you.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
It’s marginal versus last year. It’s a little lower than last year.
James Grzinic - Jefferies & Co. - Analyst Got it. Thank you.
Dick Boer - Koninklijke Ahold NV - President & CEO
We continue, by the way, James, to improve our price positioning versus major competitors so it’s also work going on there. So let’s be clear on that.
James Grzinic - Jefferies & Co. - Analyst Thanks.
Operator
Francois Halconruy, Morgan Stanley.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Francois Halconruy - Morgan Stanley - Analyst
Two quick questions for me. One on the US and the margin, just a clarification. So you said that you expect margins to remain stable over the second part of the year. I think you’ve published 3.8% and that consensus is expecting rather 3.7% or just a touch below that. So are you expecting some upside risk on consensus expectations for the full year? That’s the first question on the US.
And then a second one on net financial expenses. I think so far you’re running something like EUR8 million above last year, mostly due to pensions. And the current consensus is expecting something like EUR230 million. So slightly down year over year. Could you provide us a bit more indication on what we should be expecting for the full year, please?
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Sorry, could you just repeat the second part of the question?
Francois Halconruy - Morgan Stanley - Analyst
So I think consensus is expecting EUR230 million for net financial expenses this year. Could you provide a bit of color on what we should be expecting for the full year, please?
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
In terms of — let’s start with the US margins. I think what we’ve said is US margins have been running relatively stable, just under 3%, since we started the investment program over the last 18 months. So I wasn’t particularly making a specific statement about — specific guidance to the second half of the year.
Overall, our total Company guidance is that we remain comfortable with the market expectations and that’s what we say in the outlook and I wouldn’t really like to add to that.
So the relative delta in terms of 3.7%, 3.8% is a pretty small swing so I wouldn’t get into any particular refinement of that. So the only statement that we make in the outlook is that we’re comfortable with market expectations.
And in terms of the US, the margins overall have been relatively stable. I think we were making the comment — going back to the comment that John made that margins had been down over the last six quarters, but I think if you look at it on average, they’ve been relatively stable since we started making those investments. And we remain comfortable with that.
I think the guidance on net financial expenses is around — interest expense of EUR205 million to EUR215 million is what we said. In terms of net financial total — that’s the interest expense. In terms of total financial expenses we expect the full year to be a little higher than that, around EUR260 million.
Francois Halconruy - Morgan Stanley - Analyst Okay. Very clear. Thank you.
Operator
Andrew Gwynn, UBS.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Andrew Gwynn - UBS - Analyst
Perhaps I’ll just come back to the question just there. You’re saying that you’re happy with full-year consensus yet this quarter I think there’s about 5% ahead of consensus. So it sounds like there’s almost a bit of a downgrade in the second half. Or are you just being cautious for the second half?
And then just for helping us out on our models, where is the margin of bol.com? Presumably, obviously, very, very low single digit but could it even head towards a loss at some point?
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
bol is positive at an EBITDA level. It is negative at an EBIT level, as we’ve been increasing our investments in bol. And those increased investments are very well controlled and they’re resulting in what you see, which is a consumer sales number of over 30%. So we’re very happy with the investments we’re making at bol and the delivery of the growth that we’re achieving.
We bought bol with a business sales number of just over EUR300 million in 2012 and it will be close to a run rate of around EUR1 billion by the time we finish 2015 in terms of consumer sales. So I think we’re happy with that growth rate. We’re happy with the investments we’re making. And we can absorb those investments and deliver strong Group results. And I think that’s the right steps to take.
So in terms of expectations of bol, on an EBITDA basis it will be about breakeven this year, slightly positive, which means at an EBIT level, obviously, it is slightly negative at an EBIT.
I think, just coming back to the guidance, just to be clear. We’ve been consistent with our guidance. The statement that we make in our outlook is the same statement that we put in at Q1. We’re not changing or adjusting our outlook for the full year. We were down slightly in terms of our expectations in the first quarter and we’re up slightly in terms of our expectations in the second quarter.
So I don’t have much more to add than that, that we’ve been consistent in the outlook for the year and we’re not changing our view.
Andrew Gwynn - UBS - Analyst
You’ve opened the door a bit on bol.com, but what is the route to profitability? Because by those numbers, the bigger you get the more the loss increases.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
No, not at all. The investments that we’re specifically making this year, we talked about in detail in November. So we’ve increased specific investments in areas to achieve specific results. Clearly, we can reduce those investments when we’ve achieved the results we expect to achieve.
So, for example, we’re going through a period of building awareness in many of the new categories that have been launched. I think we’ve launched — if you go back again when bol — if you look at bol in 2012 it was a — dominated by the sale of books and small consumer electronics and entertainment. We’ve now launched, I don’t know if it’s 12, 13, 14 different categories covering something like just under 10 million SKUs to develop bol into pretty much all non-food areas with the exception of fashion.
Now clearly we have to build awareness in those categories, so we took a decision last year to increase the marketing spend to specifically grow awareness. We’re also doing accelerating work to improve the quality of the store at bol, the website.
So those types of investments are not permanent investments and obviously will reduce over time and we’ll get the leverage in terms of operating expenses as we grow in scale. So the path to profitability is very clear.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Now, how long we keep those investments going, if I can continue to grow it over 30% on consumer sales I’m quite happy to make those investments. We are building a world-class non-food ecommerce player, which is growing quicker than the rest of the online market in the Netherlands and continuing to grow in, not just the Netherlands but also Benelux, and it’s a very important asset to us.
So we’re very pleased with the performance of bol and the growth rates and we’re happy with the investments that we make and are delivering the returns we expected.
Andrew Gwynn - UBS - Analyst
And presumably on those legacy categories, if you will, that the profitability is still there, this is simply expansion and building awareness.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Absolutely. So, the — and by the way, those legacy categories continue to grow. So surprisingly — and I think if you look back at our long-term thinking, we would have seen some contraction of things like books. But they continue to grow, we continue to improve our market share in books and those other areas and they continue to be very important. But obviously a much smaller part of a much bigger company now. With a much broader spectrum of non-food sale, yes.
Andrew Gwynn - UBS - Analyst Okay, very clear. Thank you.
Operator
Gerard Rijk, SNS Securities.
Gerard Rijk - SNS Securities - Analyst
A follow-up on this bol.com issue; I understand your full-year guidance on that, on the margin dilution in your Dutch activities. But with - well, it probably seems a little bit stronger than expected growth at bol.com and Albert Heijn NL, online. Should there not be a little bit more of positive leverage impact because, of course, your investments were already decided earlier for this quarter? So that’s my first part of the question — first question.
Second question is on the — your statement on Czech Republic where you say, okay the SPAR stores will come into the base, taking into account that it will affect the identical sales. Is that positive or negative, that effect in the third quarter?
Dick Boer - Koninklijke Ahold NV - President & CEO
I’ll maybe start with the last one. With Czech, that will be — will have a negative effect because last year when we took over the SPAR stores, we of course were starting a lot of campaigns around reopenings and of course pushing the store base up. And that will cycle into the now, let’s say, running stores on a longer period of time. So will clearly have some negative effect on our identical store, the quarters coming.
And secondly, also what we’ve said, we are doing very well with our supermarkets, so really all the signs are green there as well from the SPAR stores as well as our own Albert. But clearly on the Interspar compact hypers which we opened and rebuilt to Albert, we’re still fine-tuning the right way forward for the stores. And that makes also that when they’re taking on identical, it will have a negative effect.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
On bol, clearly — by the way it doesn’t surprise us that we grow so fast because we gave them the opportunity to invest in marketing but also in improving their categories and their category performance on the website. And I think with the balance we have, we continue to believe that it will be in the same margin guidance on dilution which we gave earlier this year.
Because there’s also some, let’s say, some investments going — continue, of course, and, yes, we gave them the opportunity within that bandwidth to invest. And, yes, they get the benefit to spend even a bit more now the growth is going faster, so it’s good news.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
There is — just on the question of leverage, we do see a bit of leverage from the higher sales numbers of bol, but that — and the total Netherlands is not a significant impact in terms of the deltas on the profitability in the total Netherlands.
Gerard Rijk - SNS Securities - Analyst Okay, thank you very much.
Operator
Richard Clarke, Bernstein
Richard Clarke - Sanford C. Bernstein & Co., LLC - Analyst
Just two questions from me. The first is on — you said New York is an opportunity and you’re number two there. By my math, even when you bring in the 25 A&P stores you’re still number two, so what’s the pathway to get to being number one in New York? Is it more store purchases or just organic growth?
And the second one is on Peapod. At Q1 you said there were some capacity constraints and you expected it to get better in Q2 and then better again coming into Q3 and Q4. Are you still expecting those improvements in the second half of the year for Peapod?
Dick Boer - Koninklijke Ahold NV - President & CEO
The last question. that’s correct, yes. We continue to improve our performance of the mechanized warehouse. The capacity constraint is coming back more or less from the fact that we had difficulties to get our warehouse running. So there’s a lot of support of the ones who have contracted the mechanization and automation over the last couple of quarters to start improving the quality of delivery and the output we can do in the warehouse.
So clearly that’s our expectation. Second quarter clearly was also better than the first quarter on identical sales growth on Peapod and I still believe we can go back to double digits for the full year.
On the A&P market, yes, you’re right we are still second and we have to continue to work hard including of course our [only channel world] to build a better proposition.
We always say by the way we want to be number one and two in our market so of course you prefer to be number one but number one and two is always our aim.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Gerard Rijk - SNS Securities - Analyst Thank you.
Operator
Krishna Arikatla, Goldman Sachs Rob Joyce - Goldman Sachs - Analyst
Actually it’s Rob Joyce here from Goldman Sachs. Just a couple of areas from me quickly. On the relative pricing can you just give us an idea of, in both our US and Netherlands who you’re measuring your prices versus, where the relative gap is now and where that’s come from over the last 12 months?
And the second one is just quickly on bol.com. Have you seen any impact of amazon.nl launching and is there any indication that they’ll be looking to move outside of books in the Netherlands? Thanks very much.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
No, the last question we don’t see that; our book sales are even going up so they launched a website for books and the other book sales online is even going up. So we haven’t seen any impact of amazon.nl launching the book website in the Netherlands.
On the contrary, as I said, we’re even are selling more books online than before and we take a continued market share in the market of the core category which is books, but also taking market share in all categories. And we’re outperforming all online players in the Netherlands in with bol.com and non-food on market growth and share growth.
So I think we are on a good track with bol and becoming really, with a high growth in a lot of categories, a number one and two player because that’s also important. When you look at the web store and the web shop of course you want to become also in core categories number one or two because that’s similar to food retail or retail in general. That makes you balance your investment but also your position and your profitability to the long run.
On the price perception and price performance, we continue to invest as we said in both side of the ocean by our Simplicity programs and we’re getting really traction on that, what we do. It’s slowly improving, the perception, but if you look at factual prices, take example of the Landover market, we are really in all cases better priced than our major supermarket competitors so we compare ourselves to supermarket competitors. We have a better price position than a year ago.
It’s the perception of your customers who have been, let’s say, over a long period of time having the perception that our prices were higher than it has to do with the mix of promotion versus shelf price but investment we do now more in shelf price, create much more awareness of our customers that our prices are really good.
A lot of cases really is a gap, there is really a gap between us and Safeway, for instance. in Landover, we’re much better priced than Safeway, to take a name in this case.
The same in the Netherlands although of course we know Jumbo is an [EDL] competitor, we continue to try to come closer to their price level so that we are sure that customers don’t — at least they like our promotions, so that the attraction of promotion and a good price on the shelf is compensating maybe a difference between the basket price.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
Jeff Carr - Koninklijke Ahold NV- CFO & EVP
And specifically Rob, I don’t have the chart in front of me but I draw your attention to the chart that James put up in February and maybe go online, have a look at that, because that showed specifically the amount of price gap that we closed versus our key competitors in the US over the last couple of years.
Rob Joyce - Goldman Sachs - Analyst
And has that been maintained or improved upon since in the last six months would you say?
Dick Boer - Koninklijke Ahold NV - President & CEO Improved.
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Slightly improved yes, we continue to invest. Our AIV is running — our average inflation is running lower than the market across all of our markets. Rob Joyce - Goldman Sachs - Analyst
Okay, so year over year, just roughly, US, what do you think your prices have improved by?
Jeff Carr - Koninklijke Ahold NV - CFO & EVP
Well we said last year and it’s going to be similar this year, we said around $250 million investment in price, funded through Simplicity, funded through those programs and I see that being a similar level of investment this year.
Rob Joyce - Goldman Sachs - Analyst Okay, all right, thank you very much.
Henk Jan ten Brinke - Koninklijke Ahold NV - VP, IR
Okay, I believe that was the last question. So ladies and gentlemen that concludes the conference call, thanks for joining us or listening to the webcast and have a nice day.

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AUGUST 20, 2015 / 8:00AM, AH.AS - Q2 2015 Koninklijke Ahold NV Earnings Call
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NO OFFER OR SOLICITATION

This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) and Delhaize Group (“Delhaize”). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties and other factors that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and time frame; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and attract employees who are integral to the success of the business; maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; fluctuations in exchange rates or interest rates; increases or changes in competition; changes in Ahold’s liquidity needs; the actions of competitors and third parties business and IT continuity; collective bargaining; distinctiveness; competitive advantage and economic condition; information security; legislative and regulatory environment and litigation risks; product safety; pension plan funding; strategic projects; responsible retailing; insurance and unforeseen tax liabilities and other factors discussed in Ahold’s public filings and other disclosures.

Furthermore, this communication contains Ahold forward-looking statements as to continued focus on customer proposition and the implementation of Ahold’s program to provide better quality and value to its customers, outlook for the business, delivery of a full-year performance in line with expectations, acquisition by Stop & Shop New York Metro of A&P stores, investments in online business, higher pension costs, margin dilution by the SPAR acquisition in the Czech Republic, financial and operational performance, cost savings and cost control, the effect of improvements in accounting standards on the consolidated financial statements of Ahold and the return of former C1000 stores by Ahold to Jumbo.

The foregoing list of factors is not exhaustive. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Ahold does not assume any obligation to update any public information or forward-looking statements in this communication to reflect subsequent events or circumstances, except as may be required by applicable laws.